FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of June 18, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris provides information pursuant to Luxembourg Transparency Law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris provides information pursuant to Luxembourg Transparency Law

Luxembourg, June 18, 2025. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”, or the “Company”) announced today that the Company’s controlling shareholder, San Faustin S.A. (“San Faustin”), has notified the Company that, as a result of Tenaris’s open market repurchases of own shares under its share buyback program publicly announced on May 27, 2025, San Faustin has passively crossed a voting rights threshold triggering a notice requirement under the Luxembourg Transparency Law.

On the date hereof, San Faustin informed the Company that, following repurchases of shares by Tenaris in the period from June 9 to June 13, 2025 (disclosed by Tenaris on June 13, 2025, in accordance with the EU Market Abuse Regulation), the 713,605,187 shares of the Company that San Faustin owns represent 66.82% of the Company’s voting rights. As required by the Luxembourg Transparency Law, San Faustin has further provided information on its control chain, wich confirms that the Company’s control structure disclosed on the Company’s 2024 annual report remains unchanged.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.